Denise L. Jackson

Senior Vice President and General Counsel

November 6, 2008

VIA FACSIMILE (703) 813-6963 & FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

Office of Beverages, Apparel and Healthcare Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	AMN Healthcare Services, Inc

Form 10-K, filed February 29, 2008

File No. 001-16753

Schedule 14A, Filed March 4, 2008

Dear Mr. Reynolds:

AMN Healthcare Services, Inc. (“Company”) is in receipt of your comment letter to the Company’s 2008 Proxy Statement, dated October 30, 2008 (a copy of which is attached). The comment letter notes that it is unclear why the cash incentive performance bonus discussed on page 11, and included in the summary compensation table, is “not included in the grants of plan-based awards table on page 19.” Your letter requests that the Company include this plan in the table in future filings or explain why such disclosure is not required. We do generally include the grants made under Senior Management Incentive Bonus Plan (the cash incentive performance bonus plan that you referenced) in the grants of plan-based awards table. We would like to explain why we do not believe that disclosure of the executive officers’ 2008 cash incentive performance bonuses made under the Senior Management Incentive Bonus Plan was required in the grants of plan-based awards table in our 2008 Proxy Statement.

The grants of plan-based awards table (page 11 of the 2008 Proxy Statement) did not reflect any grants under the cash incentive performance bonus plan to Ms. Nowakowski, Mr. Dreyer or Ms. Jackson because no cash incentive performance grants were made to them in 2007, the fiscal year covered by the table. See Regulation S-K 402(d) (“Provide the information specified… concerning each grant of an award made… in the last completed fiscal year…”). These officers’ 2007 performance year cash incentive bonuses were established and granted on December 12, 2006 and were included in the grant of plan-based award table of our prior year (2007) proxy statement, at page 17.

(856) 509-3508 Direct | (858) 509-3587 Fax | denise.jackson@amnhealthcare.com

Corporate Headquarters | 12400 High Bluff Drive | San Diego, CA 92130 | www.amnhealthcare.com

Mr. Henderson, the Company’s fourth executive officer, joined the Company in September 2007 at which time his 2007 cash bonus was granted. As described on page 11, “Mr. Henderson’s bonus was guaranteed at 50% of his base salary, with the potential to earn an additional 5% of base salary for each whole percentage point by which the Company exceeded its Adjusted EBITDA and EPS targets, up to a maximum of 110% of base salary.” As noted on page 11, and in footnote 9 to the summary compensation table on page 17, Mr. Henderson received the guaranteed portion of his bonus only. Since there was no performance element of his bonus, the Company included the bonus only in the summary compensation table and not in the grants of plan-based awards table. However, Mr. Henderson’s bonus did, at the time of grant in 2007, have performance potential; accordingly, the Commission’s position may be that the Company should have included Mr. Henderson’s bonus included in the grants of plan-based awards table, even though performance was not determinative of the actual payment. The Company accepts the Commission’s position.

The Company’s 2008 cash incentive performance bonuses for its four executive officers were established and granted in January 2008, rather than in 2007. The information concerning these grants and details about the 2008 performance criteria for realization of these cash incentive performance bonuses is set forth on pages 13-14 of the 2008 Proxy Statement. However, since the grants were not made in 2007, the Company did not include them in the grants of plan-based awards table in the Company’s 2008 Proxy Statement. In next year’s 2009 Proxy Statement, the Company will include the 2008 cash incentive bonuses granted to these four executive officers in January 2008 in the grants of plan-based awards table.

By way of this letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope and trust this resolves the issue, and appreciate your consideration.

Sincerely,

/s/ Denise L. Jackson
Denise L. Jackson
General Counsel

Cc:	Susan R. Nowakowski, CEO and President

David R. Dreyer, CFO

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 3561

October 30, 2008

Ms. Susan R. Nowakowski

Chief Executive Officer

AMN Healthcare Services, Inc.

12400 High Bluff Drive, Suite 100

San Diego, CA 92130

Re:	AMN Healthcare Services, Inc.

Form 10-K

Filed February 29, 2008

File No. 001-16753

Schedule 14A

Filed March 4, 2008

Dear Ms. Nowakowski:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ark you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Compensation Discussion and Analysis, page 9

1.

We note the cash incentive performance bonus discussed on page 11 and included in the non-equity incentive plan compensation column of the summary compensation table. It is unclear why this plan is not included in the grants of

Ms. Susan R. Nowakowski

AMN Healthcare Services

October 30, 2008

plan-based awards table on page 19. In future filings please include this plan in the table or explain why such disclosure is not required.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any proposed changes to expedite our review. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 at with any questions.

Sincerely,

/s/ John Reynolds
John Reynolds
Assistant Director